CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

VIA FACSIMILE AND EDGAR SUBMISSION

Ms. Jill S. Davis

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Box 7010

Washington, D.C. 20549

U.S.A.

November 10, 2006

Re:	CNOOC Limited

Form 20-F for Fiscal Year Ended December 31, 2005

Filed June 26, 2006

File No. 1-14966

Dear Ms. Davis:

On behalf of CNOOC Limited (the “Company”) we are pleased to provide the attached response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated September 21, 2006 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2005, which was filed June 26, 2006. The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1.	Please explain why your auditors’ report for the financial statements with the most recent period ended December 31, 2005 dated March 24, 2005. Please provide an audit report that is dated to reflect the date that fieldwork concluded, which we expect would be subsequent to the date of the most recent annual period in their report.

The Staff will note that the reference to March 24, 2005 was an inadvertent typographical mistake, as the report received from our independent registered public accountants was properly dated March 24, 2006. For the Staff’s reference, a copy of the signed audit report issued on the financial statements for the three years ended December 31, 2005 is attached hereto as Exhibit A.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 2

Note 3 Summary of Significant Accounting Policies, page F-20

Oil and Gas Properties

2.	We note your disclosure indicating that you capitalize borrowing costs attributed to the development of oil and gas properties until the assets are substantially ready for production. Please describe and disclose what you mean by “substantially ready for production” and clarify how your policy conforms with interest capitalization requirements of SFAS 34 for US GAAP.

The Staff will note that the Company’s accounting policy on capitalization of borrowing costs, as stated on page F-30 to the 2005 Form 20-F, discloses that borrowing costs “directly attributable to the acquisition, construction or production of qualifying assets (i.e., assets that necessarily take a substantial period of time to get ready for their intended use or sale) are capitalized as part of the cost of those assets.” Furthermore, from the same page of the Form 20-F, “the capitalization of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.”

The reference to “substantially ready for production” on page F-20 was intended to simply specify how the policy stated on page F-30 is applied to oil and gas properties. Accordingly, the reference to “substantially ready for production” on page F-20 is the same as “ready for their intended use,” as this latter term is defined on page F-30, under “Borrowing costs.”

In fact, the Company only capitalizes interest relating to expenditures on qualifying assets when the activities that are necessary to get the asset ready for their intended use (i.e., production in this case) are in progress and capitalization would end when the asset is substantially complete and ready for its intended use. If assets are completed in parts, and each part is capable of being used independently while work is continuing on other parts, interest capitalization would stop on each part when it is substantially complete and ready for use. To the extent that assets must be completed in entirety before any part of the asset can be used, interest capitalization would continue until the entire asset is substantially complete and ready for use.

In order to make the disclosures consistent with our general policy, in future filings the Company will clarify as follows:

“The costs of drilling and equipping successful exploratory wells, all development expenditures on construction, installation or completion of infrastructure facilities such as platforms, pipelines, processing plants and the drilling of development wells, including those renewals and betterments that extend the economic lives of the assets, and the related borrowing costs are capitalized.”

Based on our review of the Staff’s comment and US GAAP, the Company believes its policy of capitalizing borrowing costs is consistent with paragraph 18 of SFAS 34 relating to the capitalization period.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 3

Income Tax, page F-27

3.	We note that you measure your deferred tax assets and liabilities using enacted and substantially enacted tax rates. Please explain why this has not been identified as difference between Hong Kong and US GAAP. Refer to paragraph 18 of SFAS 109.

The Company closely considered the guidance provided in paragraph 18 to SFAS 109, including that a deferred tax liability or asset shall be measured using the enacted tax rate(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. In doing so, the Company is aware of the fact that there is a potential difference between Hong Kong accounting standards (HKAS) and US GAAP. For example, HKAS 12 “Income Taxes,” permits the application of tax rates that have been enacted or substantively enacted by the balance sheet date. The Company has evaluated the potential GAAP difference, and in doing so it confirmed that no substantively enacted tax rates were used in the Company’s financial statements for all years presented in the 2005 Form 20-F. Consequently, the deferred tax assets and liabilities have been measured at the enacted tax rates under both Hong Kong and US GAAP, resulting in no difference between the two accounting standards in relation to the application of tax rates. Therefore, it was for this reason that the Company did not identify this as a difference between Hong Kong and US GAAP. The company will continually monitor this potential GAAP difference in future filings, and if substantively enacted tax rates are ever used under HKAS, it will provide the necessary disclosure under SFAS 109.

Note 4 Acquisitions, F-33

4.	We note your disclosure stating, “The interest of the Group in the NWS Project has been charged to the other partners of the project as security for certain of the Group’s liabilities relating to the Project.” Please expand your disclosure to clarify what you mean by “charged to other partners” and what liabilities you are referring to.

CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred from time to time by each of the joint venture partners in respect of the NWS Project are secured by their respective interests in the NWS Project. The structure of this arrangement is similar to a pledge of assets to secure a debt.

In response to the Staff’s comment, and to further clarify this arrangement, in future filings the Company will include under Note 4, Acquisitions, the following disclosure:

“CNOOC NWS Private Limited is a wholly owned subsidiary, and together with the other joint venture partners and the operator of the NWS Project, signed a Deed of Cross Charge and an Extended Deed of Cross Charge whereby certain liabilities incurred or to be incurred, if any, by each of the joint venture partners in respect of the NWS Project are secured by their respective interests in the NWS Project.”

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 4

Note 38 Significant Differences Between Hong Kong GAAP and US GAAP, page F-70

Oil and Gas Properties

5.	We note your disclosure on page F-14 indicating that you apply the units-of- production method under Hong Kong GAAP to amortize your onshore terminal assets. Please describe and clarify for us how this method is rationale and systematic under US GAAP given oil and gas reserves are not typically attributed to specific onshore terminal facilities. Please expand your disclosures to indicate how you attribute the reserve base to individual terminal facilities to compute amortization.

The onshore terminal assets are all related to production facilities such as lease flow lines, separators, heaters, manifolds, measuring devices, production storage tanks, natural gas cycling, processing plants, and utility and waste disposal systems that can be included in development costs.

The Company has reviewed the depreciation policy of the property, plant and equipment based on the adoption of revised HKAS 16, which became effective on January 1, 2005 (which requires the component basis of recording for property, plant and equipment), and concluded that it would be more appropriate to group the land and building component of the onshore terminal assets with the oil and gas properties and amortize those assets by the unit-of-production method on a property-by-property basis, computed based on the following considerations:

(i)	The onshore terminal assets were designed and used for specific offshore oil and gas properties when the overall development plan of the oil/gas fields was devised, and thus would be more appropriately included in oil and gas properties. Each onshore terminal asset is designated for the production process of extracting oil and gas resources of specified offshore oil/gas fields. It is considered as an un-split component of the relevant oil and gas properties; and

(ii)	The onshore terminal assets are designed and constructed based on the reserves estimation and production capability of the designated oil and gas properties at the overall development plan stage. The Company is of the view that these onshore terminal assets have the same economic life expectancy as that of the related oil and gas property.

Prior to 2005, the Company used the straight-line method for calculating the depreciation of the land and building component of the onshore terminal assets. However, with the change in classification of onshore terminal assets to oil and gas properties, the Company concluded that units of production was a more appropriate depreciation policy for such assets. The cumulative accounting impact of such change was approximately RMB 183 million as of December 31, 2004, which was determined to be an immaterial amount. In addition, the net book value of such land and buildings amounted to RMB 584 million as of December 31, 2004, and the difference in depreciation charge between straight-line method and units-of-production method is not expected to be material going-forward.

In response to the Staff’s comment, in future filings the Company will add to its discussion under the subheading “Oil and gas properties” on page F-20 the following disclosure:

“Productive oil and gas properties and other tangible and intangible costs of producing properties are amortized using the unit-of-production method on a property-by-property basis under which the ratio of produced oil and gas to the estimated remaining proved developed reserves is used to determine the depreciation, depletion and amortization provision. Common facilities are amortized based on the proved

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 5

developed reserves of respective oil and gas properties on a pro-rata basis. Costs associated with significant development projects are not depleted until commercial production commences and the reserves related to those costs are excluded from the calculation of depletion.”

6.	Please expand your disclosure to clarify whether or not you have suspended well costs and provide expanded disclosures to address the following for US. GAAP purposes:

•	Disclose the amount of capitalized exploratory well costs that is pending the determination of proved reserves.

•	Disclose the amount of exploratory well costs that have been capitalized for a period of greater than one year after the completion of drilling at the most recent balance sheet date and the number of projects for which those costs relate.

•	Describe the projects and the activities that it has undertaken to date in order to evaluate the reserves and the projects, and the remaining activities required to classify the associated reserves as proved for exploratory well costs that continue to be capitalized for more than one year after the completion of drilling at the most recent balance sheet date.

Refer to FASB Staff Position No. FAS 19-1 for US GAAP.

The Company has considered the guidance provided in FASB Staff Position No. FAS 19-1 (“FAS 19-1”) regarding the accounting and disclosure of the suspended well costs. As explained in paragraph 11, FAS 19-1 is to be applied to the first reporting period beginning after April 4, 2005. Accordingly, the Company believes that FAS 19-1 is not applicable to its 2005 financial reporting requirement because the Company’s first reporting period effective beginning after April 4, 2005 is the year ended December 31, 2006. Moreover, as noted by the Staff, the Company elected not to adopt FASB guidance early in its annual report for 2005.

The Company advises the Staff that it had three exploratory wells still in process, of which, RMB 66.7 million has been capitalized as of December 31, 2005. No exploratory well cost was capitalized for a period of greater than one year after the completion of drilling as of December 31, 2005.

Convertible Debt

7.	We note your disclosure on page F-25 indicating that your convertible debt includes an embedded cash settlement option and “other” embedded derivatives. Please address the following for US GAAP reconciliation purposes:

•	Disclose your accounting policy of how you recognize the discount attributed to the convertible debt associated with the initial recognition and recording of the value of the embedded derivative liabilities.

•	Quantify the discount for each reporting period.

•	Disclose the general valuation model or technique used initially to value the embedded instruments.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 6

•	Please expand your disclosure to identify and quantify each separate embedded derivative and describe your analysis of how you concluded the embedded feature qualified as a derivative and when that determination was made.

•	Specifically address whether or not the embedded conversion option qualifies as a derivative and the underlying reasons for your conclusion. Please cite authoritative US GAAP literature supporting your conclusion.

The Staff will note that the disclosures on page F-25 relate to HK GAAP, whereby there would have been no derivative component that would need to be bifurcated had it not been for the cash settlement option granted to the Company upon the exercise of the conversion option by the convertible bond holders.

To address the Staff’s first and second bullet points above regarding the discount attributed to the convertible debt, in future filings the Company will enhance its disclosure under the subheading “Accounting for convertible bonds” in the US GAAP reconciliation footnote 38 by including the following text:

“The Company considered whether the convertible bonds contain embedded derivative features which warrant separate accounting under the guidance provided in SFAS No. 133. To the extent the embedded derivatives are determined to exist, the embedded derivatives are bifurcated as a single, compound derivative and accounted for in accordance with SFAS No. 133. The Company bifurcated the embedded derivative at fair value and determined the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative, resulting in a discount attributed to the host bond contract. The host bond contract is then accreted from the initial amount to the maturity amount over the period from the date of issuance to the maturity date using the effective interest method.”

Furthermore, please note that the discount accreted for the bonds (which were issued on December 15, 2004) was zero for the year ended December 31, 2004 (amount was not immaterial and thus no amortization was charged) and RMB 162 million for the year ended December 31, 2005, respectively.

To address the Staff’s third bullet point above, in future filings the Company will enhance its disclosure under the subheading “Accounting for convertible bonds” in the US GAAP reconciliation footnote 38 related to the general valuation model or technique used to initially value the embedded derivatives by including the following text:

“The embedded derivative features within the convertible bond that would individually warrant separate accounting as a derivative instrument under SFAS 133 are bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under Statement 133. The Company used the binominal tree valuation model to value the compound embedded derivative features both initially and at each reporting period to record the changes in fair value of the derivative instruments.”

To address the Staff’s fourth bullet point above, in future filings the Company will enhance its disclosure under “Accounting for convertible bonds” in the US GAAP reconciliation footnote 38 related to embedded derivatives by including the following text:

“Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative. The embedded derivative feature would be separated

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 7

from the host contract and accounted for as a derivative instrument only if all of the following conditions are met: (i) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract; (ii) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value; and (iii) a separate instrument with the same terms as the embedded derivative instrument would meet the definition of a derivative as described in SFAS 133.

The Group’s convertible bonds include the following embedded derivative features that warrant separate accounting as a single, compound embedded derivative instrument under SFAS 133:

(i)	Holder’s option to convert into CNOOC shares at a specified price. Upon the exercise of the conversion option by the holders of the convertible debt, the Company has the option to settle the exercise of the conversion option in cash; and

(ii)	The convertible bonds are denominated in US dollars and are convertible into the Company’s shares denominated into HK dollars using a fixed exchange rate of US$1 to HK$7.77.”

As for the Staff’s last bullet point above, please note that in accordance with DIG B15, embedded derivative features within a hybrid instrument that would individually warrant separate accounting as a derivative instrument under SFAS 133, paragraph 12, are required to be bundled together as a single, compound embedded derivative instrument that is bifurcated and accounted for separately from the host contract under Statement 133. As a result, the Company has valued the above as single, compound embedded derivative instead of individually valuing each of the derivative components. The fair value of the compounded derivatives was RMB 1,465 million as of December 31, 2005 and has been combined with the host instrument for disclosure purposes.

The embedded conversion option qualifies as a derivative because, as discussed above, there are multiple derivative features within the convertible bond. DIG C8 indicated that a derivative contract does not qualify for the exception in paragraph 11(a) of Statement 133 if a derivative contract is indexed in part to an element other than the entity’s own stock. The convertible bond is indexed in part to an element other than the Company’s stock because of the fixed foreign exchange rate described in (ii) above and would not be subject to the scope exception as discussed in SFAS 133 paragraph 11(a)(1). Therefore, the multiple derivative features within the convertible bond would be bifurcated and accounted for as one single, compound derivative as discussed in DIG B15.

The embedded feature with the combination of mutually exclusive choices must be analyzed as a unit in determining the effect of Statement 133. Under paragraphs 12 and 13, that embedded feature would warrant separate accounting as a derivative in accordance with DIG C8 and DIG B15 as described above.

The Staff will note that although the bifurcation criteria for derivatives under HK and US GAAP for convertible bonds are different, there is no significant difference in the derivative components that need to be bifurcated in this case.

Earnings Per Share

8.	Please disclose whether you apply the “if converted method” in calculating earnings per share for US GAAP reconciliation purposes as it pertains to your convertible loans.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 8

The Staff will note that the Company applies the “if converted method” in order to reflect the dilutive effect of the convertible bonds when calculating earning per share for US GAAP reconciliation purposes. This has been reflected in the table on page F-45. In future filings with the SEC, the Company will add disclosures to specify that it has used the “if converted method” for the convertible loans.

Supplemental Information on Oil and Gas Producing Activities (unaudited), page F-77

General

9.	Please expand your disclosure to describe how you determine oil and gas reserves under production sharing arrangements. Refer to item 3, Reserves, of item F, Issues in the Extractive Industries, in the Division of Corporation Finance; Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, which can be located at our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

In future filings with the SEC, the Company will enhance its disclosure to clarify that the Company determines its net entitlement oil and gas reserves under production sharing agreements using the economic interest method in accordance with the guidelines stated in section F, item 3(L), Definition of Proved Reserves, in the Division of Corporation Finance; Frequently Requested Accounting and Financial Reporting Interpretations and Guidance.

10.	We note your 30% interest in Shanghai Petroleum and Natural Gas Company (Shanghai) which appears to be accounted for on the equity method of accounting for US. GAAP purposes and for which you appear to recognize revenues from oil and gas sales. Please clarify why your tabular presentations of supplemental information on oil and gas producing activities do not separately quantify the interest in Shanghai as in a manner set forth in illustrations one through five of Appendix A of SFAS 69. In the event you determine that your interest in Shanghai should be separately presented please expand your disclosures accordingly.

The Company’s revenues did not include the oil and gas sales of Shanghai Petroleum and Natural Gas Company (“SHPNGC”), which as the Staff noted, has been accounted for using the equity method. However, the Company’s reserves disclosure presented in accordance with SFAS 69 did include the oil and gas reserves of SHPNGC.

Among the total proved oil and gas reserves of the Company, the proved reserves in relation to the Company’s interest in SHPNGC is small (ranging of 0.88% to 0.39% from 2000 to 2005). SHPNGC is a privately owned company, and accordingly, it does not disclose its oil and gas reserves. Consequently, the Company did not separate the oil and gas producing activities in SHPNGC when the Company prepared its Form 20-F for year ended December 31, 2005. Following the Staff’s comment and further review of SFAS 69, in future filings with the SEC the Company will disclose relative information based on equity method of accounting.

(d) Costs Incurred

11.	We note your disclosure does not precisely conform to that of illustration 2 of Appendix A of SFAS 69. For example, you have not separately componentized your acquisition costs by proved or unproved. Please modify your disclosure accordingly.

In all future filings with the SEC, the Company will ensure that its costs incurred tabular disclosure conforms

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 9

with that of illustration 2 of Appendix A of SFAS 69. For the Staff’s reference, recited below is the revised costs incurred table for the fiscal year ended December 31, 2005 consistent with illustration 2 of Appendix A of SFAS 69:

	2003				2004				2005
	PRC RMB’000	Indonesia RMB’000	Others RMB’000	Total RMB’000	PRC RMB’000	Indonesia RMB’000	Others RMB’000	Total RMB’000	PRC RMB’000	Indonesia RMB’000	Others** RMB’000	Total RMB’000
Acquisition of properties	1,579,726	—	—	1,579,726	—	3,531,046	—	3,531,046	—	—	4,546,285	4,546,285
-Proved	1,579,726	—	—	1,579,726	—	—	—	—	—	—	3,864,342	2,768,1455
-Unproved	—	—	—	—	—	3,531,046	—	3,531,046	—	—	681,943	1,778,140
Exploration costs	1,225,926	102,067	—	1,327,993	1,806,556	137,361	—	1,943,917	1,878,931	111,219	46,779	2,036,929
Development costs*	7,489,472	512,064	—	8,001,536	11,693,183	645,501	—	12,338,684	14,423,266	2,328,200	—	16,751,466

Total costs incurred	10,295,124	614,131	—	10,909,255	13,499,739	4,313,908	—	17,813,647	16,302,197	2,439,419	4,593,064	23,334,680

*	The development costs include estimated future dismantlement costs of dismantling offshore oil platforms and gas properties.
**	The amounts include prepayments made in 2004 for the NWS Project of RMB 4,693,809,000 and a tax refund of RMB 152,993,000 related to the acquisition of the NWS Project received in 2005.

Item 15 Controls and Procedures, page 127

12.	Please expand your disclosure to indicate whether or not your disclosure controls and procedures are effective as of the end of the period covered by the report based on your evaluation. Refer to Item 15(a) of Form 20-F.

In future filings with the SEC, the Company will expand its disclosure to clearly state whether or not its disclosure controls and procedures were effective as of the end of the period covered by the report based on an evaluation by our Chief Executive Officer and Chief Financial Officer. Subject to future testing and verification, recited below is a draft of the disclosure the Company anticipates inserting into its upcoming Form 20-F for the fiscal year ended December 31, 2006 under Item 15(a):

“An evaluation was carried out under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness, as of the end of the period covered by this report, of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this annual report on Form 20-F, our disclosure controls and procedures were effective to ensure that material information relating to the Company and its consolidated subsidiaries as required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported as and when required.”

13.	Please expand your disclosure to address Item 15(d) of Form 20-F which requires that you disclose any change in your “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.”

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 10

In future filings with the SEC, the Company will expand its disclosure to clearly disclose any change in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Subject to future testing and verification, recited below is a draft of the disclosure the Company anticipates inserting into its upcoming Form 20-F for the fiscal year ended December 31, 2006 under Item 15(b):

“There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Exhibit 12.1 and 12.2

14.	We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the annual report and include the title of the certifying officer in the introductory sentence. Refer to General Instructions B(6)(a) for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

In future filings with the SEC, the Company will ensure that the certifications of its principal executive officer and principal financial officer precisely match the language as set forth under Instruction 12 to Item 19 of Form 20-F.

Engineering Comments

Glossary of Technical Terms, page 2

“proved developed reserves,” “proved reserves,” “proved undeveloped reserves,” page 3

15.	Your descriptions of proved reserves here are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a), paragraphs (2) through (2)(iii), (3) and (4) as the definitions of proved, proved developed and proved undeveloped oil and gas reserves, respectively. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf.

In future filings with the SEC, the Company will amend its Glossary of Technical Terms, which begins on page 2, to conform the meaning of “proved reserves,” “proved developed reserves” and “proved undeveloped reserves” to match Rule 4-10(a) of Regulation S-X.

Selected Operating and Reserves Data, page 28

16.	Please affirm to us that your disclosed proved reserves adhere to the three definitions in Rule 4-10(a) as referenced above.

The Company affirms that all of its proved reserves adhere to the three definitions in Rule 4-10(a) to Regulation S-X.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 11

17.	We note your statement, “At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of selected properties as of December 31, 2003, 2004 and 2005.” With a view towards possible disclosure please furnish us with a spreadsheet comparison between your proved reserve estimates and those of your petroleum engineering consultant for each of these properties. Tell us how these particular properties were selected.

At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of reserves for all properties included herein as of December 31, 2003, 2004 and 2005. Accordingly, all reserves numbers in the table on page F-78 were provided by Ryder Scott’s evaluation.

Net proved reserves at December 31, 2005, page 29

18.	We note that a significant amount of your proved reserves are subject to production sharing agreements. Please tell us whether these disclosed volumes differ materially from those calculated with the “economic interest method.” This method is discussed under Issues in the Extractive Industries | Definitions a Proved Reserves Production Sharing Agreements on our website at: http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

We respectfully confirm that net entitlement reserves from all properties controlled by production sharing agreements were calculated using the economic interest method.

Oil and Natural Gas Reserves, page 33

19.	We note that approximately 50% of your proved reserves are undeveloped. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only “where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added).” Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, please either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

We affirm that all of our PUD reserves are attributed to locations offsetting existing productive units.

Overseas Activity, page 44

20.	Please affirm to us that all your Australian and Indonesian proved reserves are estimated to be recovered within your current license terms. If you cannot, please justify your claim to proved reserves without extraction rights. Be advised we consider the history of oil and gas production license renewals by the pertinent authorities to be a prime consideration in the attribution of proved reserves. If there is an applicable record of non-renewals or no record, we would not consider the attribution of proved reserves past license expiry to be valid without conclusive, unambiguous support. If appropriate, amend your proved reserves that are subject to production licenses to remove those claimed that are estimated to be recovered after the expiration of your current licenses.

We affirm that all of our proved reserves in Australia and Indonesia are estimated to be recovered within our current license terms.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 12

Acquisitions and Overseas Activities, page 69

21.	We note your statement, “Our share of reserves from this [North West Shelf] project is expected to be approximately 1.2 trillion cubic feet of natural gas. Our share of natural gas together with associated liquids is expected to be approximately 210 million BOE.” Since you disclosed net proved reserves for this project of 126 MMBOE on page 46, the remainder - 84 MMBOE - appears to be unproved reserves. Please amend your document here and elsewhere to remove any disclosure of unproved reserves.

The Staff will note that the 210 MMBOE of the Company’s share of reserves from NWS Project was P90 reserve data, which was computed and provided by our technical consultants, the Resource Investment Strategy Consultants Pty Ltd (“RISC”), using the probability method. In turn, RISC’s evaluation was based on the operator’s basic information developed in 2001 and 2002 when the Company evaluated the NWS Project.

After completion of the NWS Project acquisition in 2005, the Company engaged Ryder Scott Company to review the reserve data using the SEC’s definition of proved reserves. The Company first included its share of the proved reserves from this project in its 2005 Form 20-F. Consistent with Rule 4-10(a) of Regulation S-X, the Company’s share of proved reserves from the NWS Project is expected to be approximately 603 billion cubic feet of natural gas. The Company’s share of proved natural gas together with associated liquids is expected to be approximately 126 million BOE, which the Company disclosed in its SFAS 69 disclosures on page F-77 and formed the basis for the Company’s book and records for accounting purposes.

The Company understands the inconsistencies in the front part of its Form 20-F versus that recorded in its financial statements, and that all reserve information disclosed should be in accordance with the SEC’s definition of proved reserves. However, the proper amount included in the Company’s SFAS 69 disclosures was correct and the 84 MMBOE overage reported up front was immaterial (less than 3.6% of the Company’s total reserves as of December 31, 2005). Accordingly, in future filings, the Company will ensure that proved reserve references throughout each public report reconcile to the SEC’s definition and that used by the Company for SFAS 69 purposes.

Supplementary Information on Oil And Gas Producing Activities (Unaudited), page F-77

22.	Please clarify your statement, “Estimates of crude oil and natural gas reserves have been made by independent engineers” to disclose that portion of your reserves that were estimated by independent engineers.

In future filings with the SEC, the Company will clarify that estimates of crude oil and natural gas reserves have been made by independent engineers for all of the Company’s properties.

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 13

Proved developed and undeveloped reserves, page F-77

23.	Financial Accounting Standard 69, paragraph 30 specifies that proved reserves and the associated standardized measure must be based on year-end prices. In the absence of year-end contractual arrangements that are specific to a property, the year-end market price, adjusted for normal differences such as transportation, quality and bonus, should be used. Please affirm to us that you have complied with these requirements and have not used “planning prices” or other substitute for year-end pricing in your proved reserve estimates or standardized measure calculation. If you cannot so affirm, submit a compilation of the effects of these surrogate prices on your 2005 proved reserve estimates and/or standardized measure. This is described in paragraph (h) at our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

We affirm that year-end contractual arrangements specific to a property were used, but in the absence of such contracts, the year-end market prices, adjusted for normal differences such as transportation, quality and bonus were used by the Company.

24.	We note that your 2005 proved gas reserves to production ratio is approximately 38 years. Please describe to us the circumstances and conditions that lead to such a ratio. Address the portion of your proved gas reserves that are subject to sales contracts. Tell us the capital costs you have included in the standardized measure for future gas transportation projects and the associated proved gas reserves. We may have further comment.

Our 2005 gas reserves to production ratio (R/P) for total proved gas reserves is approximately 38 years based on total year-end 2005 net gas reserves of 5,430.9 BCF and average net gas production rate in 2005 of 389.6 MMCFD. However, in the next three years, the Company plans to bring on production several large gas fields in China and incur increases in scheduled contractual gas rate in the NWS LNG project in Australia. [****] All of our present gas productions are sold under gas sales agreement and for future undeveloped gas projects, gas sales agreements have been secured for these undeveloped reserves. [****]

[****] DENOTES REDACTED LANGUAGE PURSUANT TO RULE 83

CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED

*            *            *

Ms. Jill Davis	CONFIDENTIAL TREATMENT REQUESTED BY CNOOC LIMITED
Securities and Exchange Commission
November 10, 2006
Page 14

In connection with responding to the SEC’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact me at fax number (86-10) 8452-1309 or email address at yanghua@cnooc.com.cn, or Mr. Victor Zhikai Gao at fax number (86-10) 8452-3377 or email address at gaovictor@cnooc.com.cn, or Mr. John Saia of DLA Piper US LLP, at telephone number (650) 833-2444. Thank you very much for your assistance.

Sincerely,

By:	/s/ Yang Hua
Name:	Yang Hua
Title:	Executive Director, Executive Vice President & Chief Financial Officer

cc:	Jonathan Duersch, Securities and Exchange Commission

Kim Calder, Securities and Exchange Commission

Victor Zhikai Gao, CNOOC Limited

Henry Wang, DLA Piper UK LLP

Matt Adler, DLA Piper US LLP

John Saia, DLA Piper US LLP

Alexander Mackintosh, Ernst & Young, Hong Kong

Clive Saunderson, Ernst & Young, Beijing